One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com

April 21, 2015

Via EDGAR Transmission and FedEx

Via Facsimile Transmittal 703.813.6982

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Approach Resources Inc.

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

Filed March 6, 2015

File No. 333-195880

Dear Mr. Schwall:

This letter sets forth the response of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to our post-effective amendment No. 2 to Registration Statement on Form S-3. The Staff’s comment was provided to the Company in a letter dated March 26, 2015. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.

General

1.	We note that you incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2014. However, the 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to take your filing effective until you have amended the 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 and, Regulation S-K, Question 117.05 for guidance.

Response:	The Company filed its definitive proxy statement for its 2015 annual meeting on April 20, 2015. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 incorporates by reference its Part III information from this definitive proxy statement.

Closing

In addition, pursuant to the Staff’s letter, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. H. Roger Schwall

Securities and Exchange Commission

April 21, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have questions, we respectfully request that you contact the undersigned at (817) 989-9000.

Sincerely,

/s/ Sergei Krylov
Sergei Krylov
Executive Vice President and Chief Financial Officer

cc:	Karina V. Dorin, Attorney-Advisor

J. Ross Craft, Approach Resources Inc., Chairman, President and Chief Executive Officer

J. Curtis Henderson, Approach Resources Inc., Chief Administrative Officer

Jessica. W. Hammons, Thompson & Knight LLP